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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67859

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __07-01-23__ AND ENDING __06-30-24__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Nobles & Richards, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__801 E. Plano Pkwy, Suite 220__

(No. and Street)

__Plano__	__Texas__	__75074__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__James R. Richards__	__214-533-6822__	__jrichards@texasbusinesscapital.net__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Phillip V. George, PLLC__

(Name – if individual, state last, first, and middle name)

__5179 CR 1026__	__Celeste__	__Texas__	__75423__
(Address)	(City)	(State)	(Zip Code)

__02-24-2009__	__3366__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Ilonka Nobles, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Nobles & Richards, inc., as of 6/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TERRI HERRING
My Notary ID # 132147112
Expires August 27, 2027

Signature: [signature]

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONTENTS



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Nobles & Richards, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Nobles & Richards, Inc. (Nobles & Richards, Inc.) as of June 30, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Nobles & Richards, Inc. as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Nobles & Richards, Inc.'s management. Our responsibility is to express an opinion on Nobles & Richards, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Nobles & Richards, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PHILLIP V. GEORGE, PLLC

We have served as Nobles & Richards, Inc.'s auditor since 2009.

Celeste, Texas
August 19, 2024

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

CPA
America counts on CPAs®

NOBLES & RICHARDS, INC.
Statement of Financial Condition
June 30, 2024

ASSETS

Cash	$ 111,583
Accounts receivable	7,200
Other assets	620
TOTAL ASSETS	$ 119,403

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$ 1,683
Commissions and salaries payable	15,845
Total Liabilities	17,528

Stockholders' Equity

Preferred stock, $15.00 par value, 1,000 shares authorized, 1,000 shares issued and outstanding	15,000
Common stock, $1.00 par value, 10,000 shares authorized, 500 shares issued and outstanding	500
Additional paid-in capital	72,800
Retained Earnings	13,575
TOTAL STOCKHOLDERS' EQUITY	101,875
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 119,403

See notes to financial statements.

Note 1 - **Nature of Business and Summary of Significant Accounting Policies**

Nature of Business:

Nobles & Richards, Inc. (the Company), a Texas corporation, was incorporated in October 2007. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

The Company operations consist primarily of participating in the distribution of securities in private placement offerings, and providing business development, supervision and compliance consulting services. The Company's customers are individuals and entities located primarily in the state of Texas.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - <u>**Nature of Business and Summary of Significant Accounting Policies (continued)**</u>

<u>Revenue Recognition</u>

Significant Judgments

Revenue from contracts with customers includes private placement commissions, insurance commissions, business development, supervision fees and compliance consulting. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Private Placement Commissions

The Company participates in the distribution of securities in private placement offerings of securities on a best-efforts basis. Each time a customer enters into a buy transaction, the Company charges a commission. Commissions are recognized on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying private placement interest is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

Insurance Commissions

The Company enters into arrangements with insurance companies to issue variable annuity contracts. The Company may receive variable annuity fees paid by the insurance companies up front, over time, upon the investor's exit from the annuity contracts (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of variable annuity contracts to investors and as such this is fulfilled on the variable annuity contract funding date. Any fixed amounts are recognized on the variable annuity contract funding date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the annuity contracts at future points in time as well as the length of time the investor remains in the annuity contracts, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe it can overcome this constraint until the market value of the annuity contracts and the investor activities are known, which are either monthly or quarterly. Annuity contract fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods. 4.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Business Development

Business development revenue is generated through activities that include, but are not limited to, consulting services, strategic partnerships, and referral fees. Revenue is recognized as the services are completed, as the Company believes the performance obligation has been satisfied and because the customer has received and consumed the benefits provided by the Company.

Supervision Fees

The Company provides supervision services for independent branch offices and reps for which the Company charges a monthly fee. The Company believes the performance obligation is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company.

Compliance Consulting

The Company provides compliance consulting services to entities in the securities industry. Revenue is recognized as the services are completed, as the Company believes the performance obligation has been satisfied and because the customer has received and consumed the benefits provided by the Company.

Reimbursed Expenses

The Company receives reimbursements of licensing and other operating expenses incurred by the Company on behalf of the issuers whose securities they are placing or registered representatives. Reimbursements of expenses are recorded on a net basis as the Company is acting as an agent. The Company recognize reimbursements as the related expenses are incurred. Reimbursements totaled $13,808 during the year.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2024, the Company had net capital of $95,055, which was $90,055 in excess of its required net capital of $5,000. The Company's net capital ratio was .18 to 1.

Note 3 - <u>Commitments and Contingencies</u>

<u>Office Lease</u>

The Company currently leases office space for $1,000 per month on a month-to-month basis. Rent expense totaled $12,000 for the year ended June 30, 2024.

<u>Preferred Stock</u>

The Company's preferred shareholder is entitled to 10% of the total compensation paid to officers of the Company. Amounts paid to the preferred shareholder totaled $2,150 and is included in compensation and related costs in the accompanying statement of income.

<u>Contingencies</u>

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 4 - <u>Income Taxes</u>

The Company's current year taxable income was offset by prior years net operating loss carryforwards; therefore, there is no provision for current taxes. The Company has a net operating loss carryforward remaining of approximately $115,000 available to offset future taxable income, which can be carried forward indefinitely. The net operating loss carryforward creates a deferred tax asset of approximately $24,000; however, the entire amount has been offset by valuation allowance; therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

The Company is also subject to state income taxes.

NOBLES & RICHARDS, INC.
Notes to Financial Statement
June 30, 2024

Note 5 - <u>Related Party Transactions/Concentration of Revenue</u>

The Company earned business development revenue totally approximately $110,000, or 86% of business development revenue and 37% of total revenue, from two customers, including approximately $64,000 from a related party investment advisor, during the year.

The Company earned supervision fees totaling approximately $54,000, or 80% of supervision fees and 18% of total revenue, from one customer during the year.

Note 6 - <u>Subsequent Events</u>

Management has evaluated the effect subsequent events would have on the financial statements of the Company at June 30, 2024, through August 19, 2024, which is the date the financial statements were available to issue. There were no material subsequent events requiring recognition or additional disclosure in these financial statements.